Mail Stop 4561

March 6, 2008

VIA USMAIL and FAX (617) 772 - 9465

Mr. Gary Mentesana
Principal Executive Officer
Boston Financial Tax Credit Fund VII
101 Arch Street
Boston, Massachusetts 02110-1106

> **Re: Boston Financial Tax Credit Fund VII**
> **Form 10-KSB for the year ended 3/31/2007**
> **Filed on 7/16/2007**
> **File No. 000-24584**

Dear Mr. Gary Mentesana:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Linda Van Doorn
Senior Assistant Chief Accountant